NexGen Announces Final 2024 and New 2025 Assay Results at Rapidly Growing Patterson
Corridor East (PCE)

  New assays from RK-25-227 return 12.0 m at 3.46% U3O8, including 2.5 m at 14.9% U3O8 and 0.5 m at 31.0% U3O8.
  All 2024 assays received
  Completed assays adding to the best intercepts previously disclosed in holes RK-25-232 (15.0 m at 15.9% U3O8 including 3.0 m at 47.8% U3O8, 1.5 m at 29.4% U3O8 and 0.5 m at 68.8% U3O8) and RK-24-222 (17.0 m at 3.85% U3O8).

Vancouver, BC, July 29, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce additional exciting 2024 and winter 2025 assay results from exploration at Patterson Corridor East ("PCE"). Assays from 2024 are now fully received (Table 1).

New assays received from early winter 2025 with RK-25-227 returning 12.0 meters (m) at 3.46% U3O8 including 2.5 m at 14.9% U3O8 and an impressive 31.0% U3O8 over 0.5 m (Figure 1, Table 2). RK-25-227 is located 100 m down plunge of hole RK-25-232, and 100 m up dip from RK-24-222, demonstrating the continuity of this high-grade mineralization.

Leigh Curyer, Chief Executive Officer, commented: "These new assays demonstrate PCE's high grade intensity and scale of mineralization, reflecting the emergence of a second major high-grade mineralized system 3.5km to the east of Arrow. To date, PCE is mirroring Arrow in many respects - basement hosted with a high grade sub-domain. Drilling will continue to systematically test both the overall footprint extent and inner high grade sub-domain at PCE which both remain open in all directions.

As demand for nuclear power continues to grow and Big Tech companies alongside global policy makers and a wide range of industries continue to adopt nuclear power. The demand is increasing considerably faster than ever anticipated and the opportunity for the southwest section of the Athabasca Basin in Saskatchewan to service this worldwide demand is massive for local communities, Saskatchewan and Canada. NexGen will continue to add resources through its efficient discovery and delineation of uranium resources to its already world recognized Rook I Project and prospective land holdings that remains over 95% unexplored."

Jason Craven, Vice President, Exploration, commented: "With the complete assay results for 2024 and early 2025, we are excited by the rapid growth of this material discovery and the similarities it exhibit to Arrows. The majority of the 2025 drill campaign remains ahead of us and the team is intensely focused on further unlocking the scale of PCE in the same cost and time efficient manner delivered with Arrow."

Figure 1: Core photo of assays from RK-25-227, grades are shown as % U3O8

Figure 2: Interpreted model of mineralization at PCE (as of this release) with newly received assay results highlighted; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

 Table 1: 2024 Assays received since May 27 news release

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-24-207	330	-70	801.0	114.9	730.5	732	1.5	0.33
RK-24-208	310	-70	756	104.3	655	655.5	0.5	0.03
					657.5	658	0.5	0.04
					658.5	659	0.5	0.01
					659.5	660	0.5	0.02
					661.5	662	0.5	0.02
					665.5	667	1.5	0.03
					669.5	671.5	2	0.15
					673	675	2	0.08
					679	679.5	0.5	0.01
					680	681	1	0.04
					685.5	686	0.5	0.04
					686.5	688	1.5	0.27
					689	691	2	0.26
					691.5	697	5.5	0.19
					697.5	698.5	1	0.05
RK-24-209	310	-70	840	110.7	No Significant Intersections
RK-24-210	310	-70	1095	102.4	854	855	1	0.04
					855.5	856.5	1	0.10
					858	858.5	0.5	0.10
					862.5	863	0.5	0.03
					863.5	864	0.5	0.01
					869.5	870	0.5	0.01
					874.5	875	0.5	0.02
					875.5	883.5	8	0.13
					884	885	1	0.01
					885.5	887	1.5	0.08
					888	889	1	0.05
					915.5	916.5	1	0.02
					920	920.5	0.5	0.01
					921	921.5	0.5	0.03
RK-24-211	310	-70	1302	103.1	No Significant Intersections
RK-24-214	310	-70	989	111.6	859.5	860	0.5	0.01
					863	864	1	0.08
					865	866.5	1.5	0.05
					868	869	1	0.18
RK-24-215	310	-70	840	114.8	542	547.5	5.5	0.31
					551.5	553.5	2	0.04

					560.5	561	0.5	0.01
					570	571	1	0.04
					571.5	572.5	1	0.04
					575	575.5	0.5	0.01
					583	584	1	0.02
					584.5	590	5.5	0.13
					590.5	591.5	1	0.02
					595	595.5	0.5	0.01
					597	598	1	0.01
					600	600.5	0.5	0.04
					601	601.5	0.5	0.02
					603.5	605.5	2	0.02
					609	609.5	0.5	0.30
					610	610.5	0.5	0.16
					621.5	622	0.5	0.09
					633.5	634	0.5	0.02
					634.5	635.5	1	0.01
					646	647.5	1.5	0.08
					648	648.5	0.5	0.02
					657	657.5	0.5	0.04
					658	659.5	1.5	0.08
					681	682	1	0.06
RK-24-221	310	-70	861.6	115.9	594.5	596	1.5	0.05
					597.5	598	0.5	0.60
					599	599.5	0.5	0.17
					642	643.5	1.5	0.02
					644	644.5	0.5	0.02
					650.5	651	0.5	0.01
					690	690.5	0.5	0.01
					698	698.5	0.5	0.05
RK-24-222*	354	-65	753	108.4	588	588.5	0.5	0.08
					600	600.5	0.5	0.01
					602.5	604.5	2	0.15
					604.5	621.5	17	3.85
				incl.	607	610	3	10.12
					622	626	4	1.14
				incl.	625	626	1	2.85
					628.5	630	1.5	0.07
					638	638.5	0.5	0.02
					640	641	1	0.05
					649	649.5	0.5	0.02
					658	659	1	0.06
					668.5	669	0.5	0.03

RK-24-223	345	-66	876	106.8	737.5	738.5	1	0.13
					743	743.5	0.5	0.06
					749	750	1	0.02
					756.5	757	0.5	0.02
					757.5	758	0.5	0.01
					758.5	759.5	1	0.05
					760	760.5	0.5	0.06
					763.5	764.5	1	0.02
					773.5	774.5	1	0.46
RK-24-224	310	-70	744	115.8	495.5	496	0.5	0.02
					501.5	504	2.5	0.03
					509	516	7	0.08
					516.5	520	3.5	0.04
					522	524	2	0.06
					536	537	1	0.04

• All depths and intervals are meters downhole, true thicknesses are yet to be determined.

• Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.

• Maximum internal dilution 2.0 m downhole.

• Minimum thickness of 0.5 m downhole.

• Cutoff grade 0.01% U3O8.

• All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

• * Results for RK-24-222 from 604.5 to 621.5 m previously reported on May 27, 2025 and shown here for complete reference

Table 2: 2025 Assay results received since May 27 news release

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-25-225	330	-70	684	108.6	474.5	477	2.5	0.02
					479.5	480	0.5	0.16
					482	482.5	0.5	0.12
					483.5	485	1.5	0.03
					486	486.5	0.5	0.01
					488	489	1	0.02
					491	491.5	0.5	0.02
					496.5	497	0.5	0.01
					498	499.5	1.5	0.09
					500.5	501	0.5	0.01
					508.5	511.5	3	0.04
					512.5	513	0.5	0.02
					517.5	518	0.5	0.02

					520.5	521	0.5	0.01
					523	524	1	0.04
					526.5	527	0.5	0.05
					538.5	540.5	2	0.02
					541	543	2	0.07
					574.5	575.5	1	0.03
RK-25-226	330	-70	655.5	N/A	537	542	5	0.02
					578	581	3	0.07
					581.5	583	1.5	0.02
					583.5	584.5	1	0.22
					586.5	587.5	1	0.02
					589	594.5	5.5	0.11
					595	603.5	8.5	0.07
					605.5	606.5	1	0.03
RK-25-227	330	-70	657	113.4	493	494	1	0.02
					496	497	1	0.02
					497.5	498.5	1	0.03
					505.5	510	4.5	0.13
					511	512.5	1.5	0.02
					513.5	524.5	11	0.33
				incl.	517.5	518	0.5	1.0
				incl.	520	520.5	0.5	1.5
					525.5	526.5	1	0.02
					529	531	2	0.03
					533.5	545.5	12	3.46
				incl.	537.5	540	2.5	14.9
				incl.	538	538.5	0.5	31.0
					551.5	553.5	2	0.06
					562	564	2	0.05
RK-25-228	330	-75	609	117.1	492.5	495	2.5	0.03
					495.5	497.5	2	0.04
					508	508.5	0.5	0.02
					545.5	546	0.5	0.06
					561.5	562.5	1	0.02
RK-25-229	350	-70	681.4	113.2	Assays Pending*
RK-25-230	330	-70	598	112.5	Assays Pending*
RK-25-231	329	-69.5	885	102.7	Assays Pending*
RK-25-232**	330	-70	552.4	112.5	388	389	1	0.01
					392.5	396	3.5	0.04
					408	409	1	0.05
					409.5	413.5	4	0.04
					414.5	415	0.5	0.01
					426.5	428	1.5	0.02

					431	431.5	0.5	0.01
					433	433.5	0.5	0.01
					435	438	3	0.05
					443.5	444	0.5	0.01
					444.5	445.5	1	0.02
					447	447.5	0.5	0.01
					449.5	450	0.5	0.06
					452	467	15	15.9
				incl.	458.5	461.5	3	47.8
				incl.	459.5	460	0.5	68.8
				incl.	463.5	465	1.5	29.4
					482	482.5	0.5	0.06
					483.5	486.5	3	0.07
					495.5	497	1.5	0.11
					499.5	500.5	1	0.09
					502	503.5	1.5	0.06
					505	505.5	0.5	0.01
					515.5	516.5	1	0.04
					541.5	542	0.5	0.03
RK-25-233	330	-70	694	109.7	Assays Pending*
RK-25-234	330	-70	747	113	Assays Pending*
RK-25-235	270	-70	858	105.5	Assays Pending
RK-25-236	267	-65	541	129	Assays Pending*
RK-25-237	340	-70	816	104.6	No Significant Intersections
RK-25-238a	279	-67	165	123.4	No Significant Intersections
RK-25-239	278	-68	594	123.4	Assays Pending*
RK-25-240	270	-70	893	106.1	Assays Pending*
RK-25-241	320	-71	534	117.2	Assays Pending*
RK-25-242	270	-70	555	124.5	No Significant Intersections
RK-25-243	276	-66	579	126.8	Assays Pending*
RK-25-244	330	-70	586.6	112.4	Assays Pending*

• All depths and intervals are meters downhole, true thicknesses are yet to be determined.

• Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.

• Maximum internal dilution 2.0 m downhole.

• Minimum thickness of 0.5 m downhole.

• Cutoff grade 0.01% U3O8.

• All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

• * Denotes results that correlate to high-grade levels of radioactivity (>10,000 cps)

• ** Results for RK-25-232 from 388.0 to 440.0 m and 452.0 to 467.0 m previously reported on May 27, 2025 and shown here for complete reference.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 3, 2025 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.